SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PROTHENA CORPORATION PLC

(Name of Issuer)

ORDINARY SHARES, $0.01 PER SHARE

(Title of Class of Securities)

G72800 108

(CUSIP Number)

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Corporation, plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,182,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% (based on 17,679,182 shares of the Issuer outstanding as of December 21, 2012).
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Science One Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,182,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% (based on 17,679,182 shares of the Issuer outstanding as of December 21, 2012).
(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, $0.01 par value (the “Ordinary Shares”), of Prothena Corporation plc (the “Issuer”), a public limited company incorporated in Ireland (registered number 518146), whose principal offices are located at 650 Gateway Boulevard, South San Francisco, California.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Elan Corporation, plc, and Elan Science One Limited (the “Reporting Parties”).

The business address of Elan Corporation, plc (“Elan”) is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.  Elan is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.

The business address of Elan Science One Limited (“ES1”) is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. ES1 is an indirect wholly-owned subsidiary of Elan. The principal assets of ES1 consist of 3,182,253 Ordinary Shares of the Issuer, cash and intercompany receivables and the capital stock of its subsidiaries.

On December 20, 2012, Elan consummated the separation of a substantial portion of its drug discovery business platform (the “Prothena Business”) into the Issuer, a new, publicly traded company incorporated in Ireland.   The separation of the Prothena Business from Elan was completed through a “demerger” under Irish law (the “Demerger”). The Demerger was effected by Elan transferring the Prothena Business to the Issuer, in exchange for the Issuer issuing directly to the holders of Elan ordinary shares and Elan American Depositary Shares (“ADSs”), on a pro rata basis, Ordinary Shares representing 99.99% of the Issuer’s outstanding shares (with the remaining 0.01% of the Issuer’s outstanding shares, which were previously issued to the original incorporators of the Issuer, being mandatorily redeemed by the Issuer after the Demerger).  The Issuer’s issuance of 99.99% of its outstanding shares constituted a deemed “in specie distribution” by Elan to holders of record of Elan ordinary shares and Elan ADSs as of 11:59 p.m., Dublin Time, on December 14, 2012, the record date. Pursuant to the Demerger, each Elan shareholder received 1 Ordinary Share for every 41 Elan ordinary shares or Elan ADSs held as of the record date.

On November 8, 2012 and in connection with the Demerger, ES1 and the Issuer entered into a Subscription and Registration Rights Agreement (the “Subscription and Registration Rights Agreement”), pursuant to which ES1 agreed (conditioned on the consummation of the Demerger) to subscribe for Ordinary Shares representing 18.0% of the outstanding Ordinary Shares of the Issuer immediately following consummation of the Demerger (after taking into account the Ordinary Shares to be issued pursuant to such subscription), for a cash payment to the Issuer of $26.0 million. The subscription was consummated, and the purchase price was paid by ES1 to the Issuer, immediately following consummation of the Demerger.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person controlling, Elan and ES1, respectively, are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 2 is hereby incorporated herein by reference.

The Reporting Parties together acquired common beneficial ownership over 3,182,253 Ordinary Shares, representing approximately 18.0% of the Issuer’s Ordinary Shares, pursuant to the Subscription and Registration Rights Agreement.  ES1 paid $26.0 million in connection with the subscription, which was funded through Elan’s cash balances and cash equivalents.

Item 4.	Purpose of the Transaction.

The information set forth in Items 2, 3 and 6 is hereby incorporated herein by reference.

ES1 acquired the 3,182,253 Ordinary Shares in connection with the Demerger.

None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

The information contained on the cover page of this Schedule 13D is hereby incorporated herein by reference.

(a)  The Reporting Parties are together the beneficial owners of 3,182,253 Ordinary Shares representing approximately 18.0% of the outstanding Ordinary Shares.

(b)  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to dispose or direct the disposition of is 3,182,253.

(c)  Neither of the Reporting Parties and, to the best knowledge of the Reporting Parties, none of the persons or entities referred to in Schedule A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days, except as disclosed herein.

(d)  Not applicable.

(e)  Not applicable.

The information set forth in Item 6 is hereby incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On November 8, 2012, Elan, ES1 and the Issuer entered into the Subscription and Registration Rights Agreement, pursuant to which ES1 agreed to subscribe for Ordinary Shares representing 18.0% of the outstanding Ordinary Shares of the Issuer immediately following consummation of the Demerger (after taking into account the Ordinary Shares to be issued pursuant to such subscription).  On December 20, 2012, such subscription was consummated.  The Subscription and Registration Rights Agreement sets forth certain terms and conditions related to ES1’s subscription of the Ordinary Shares and the rights of the parties in respect of such ownership from and after the Demerger.  The following is a summary of the terms set forth in the Subscription and Registration Rights Agreement:

Subscription

Immediately following consummation of the Demerger, ES1 will subscribe, and the Issuer will issue to ES1, Ordinary Shares of the Issuer, representing approximately 18.0% of the outstanding Ordinary Shares of the Issuer (as calculated immediately following the consummation of such subscription), for a cash payment of $26.0 million.

Registration Rights

ES1 shall be entitled to customary demand registration rights, provided, however, that ES1 may not initiate more than six requests to exercise its demand registration rights (which include any shelf underwritten offerings) in the aggregate. Withdrawn requests will not count toward the total of six requests if certain conditions are satisfied. If the Issuer is eligible to do so, the purchasing entity may request that it file an automatic shelf registration statement.

In addition, ES1 will be entitled to customary piggyback registration rights, pursuant to which it may request that its shares be included in any offering of securities of the same class that the Issuer initiates in its own right or on behalf of another shareholder.

Voting

ES1 has agreed to vote its Ordinary Shares in proportion to the votes cast by the Issuer’s other shareholders. In connection with such agreement, ES1 has granted the Issuer a proxy to vote its Ordinary Shares in such proportion, which proxy will be automatically revoked as to a particular share upon any sale or transfer of such share from ES1 to a person other than Elan or any of Elan’s subsidiaries.

DTC Eligibility

The Issuer will use its reasonable best efforts to take such other steps as may be requested by ES1 so as to allow ES1 to hold its shares in book-entry form and eligible for the depository and book-entry transfer services of The Depository Trust Company.

Term and Termination

Except with respect to the indemnification obligations set forth therein, which will survive the termination, the Subscription and Registration Rights Agreement will terminate upon the registration or other sale, transfer or disposition of all of the Ordinary Shares subscribed for pursuant to the Subscription and Registration Rights Agreement to a party other than Elan or any of its subsidiaries.

References to and descriptions of the Subscription and Registration Rights Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is listed as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

Elan intends to dispose of its Ordinary Shares as soon as a disposition is warranted, consistent with the business purposes for Elan’s subscription of the Ordinary Shares, but in no event later than five years after the consummation of the Demerger.

Item 7.	Material to Be Filed as Exhibits.

1
Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited (incorporated by reference to Amendment No. 2 to the Registration Statement on Form 10, as amended, (Registration No. 001-35676), filed by Prothena Corporation plc with the Securities and Exchange Commission on November 30, 2012).

2.	Joint Filing Agreement dated December 28, 2012 by and among Elan Corporation, plc and Elan Science One Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Corporation, plc is true, complete and correct.

Date:  December 28, 2012

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Executive Vice President and Company Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Science One Limited is true, complete and correct.

Date:  December 28, 2012

ELAN SCIENCE ONE LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Company Secretary

EXHIBIT INDEX

1.	Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited (incorporated by reference to Amendment No. 2 to the Registration Statement on Form 10, as amended, (Registration No. 001-35676), filed by Prothena Corporation plc with the Securities and Exchange Commission on November 30, 2012).

2.	Joint Filing Agreement dated December 28, 2012 by and among Elan Corporation, plc and Elan Science One Limited.

SCHEDULE A

Elan Corporation, plc

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Corporation, plc are set forth below:

1.           (a) Robert A. Ingram, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Chairman, and (d) United States.

2.           (a) Kelly Martin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Chief Executive Officer, and (d) United States.

3.           (a) Gary Kennedy, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

4.           (a) Patrick Kennedy, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

5.           (a) Giles Kerr, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United Kingdom.

6.           (a) Kieran McGowan, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

7.           (a) Kyran McLaughlin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

8.           (a) Donal O’Connor, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

9.           (a) Richard Pilnik, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

10.         (a) Dennis Selkoe, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

11.         (a) Andrew von Eschenbach, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

12.         (a) Nigel Clerkin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

13.         (a) William F. Daniel, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Executive Vice President and Company Secretary, and (d) Ireland.

14.         (a) Hans Peter Hasler, (b) 51, Luzern, 6004 Switzerland, (c) Chief Operating Officer, and (d) Switzerland.

Elan Science One Limited

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Science One Limited are set forth below:

1.           (a) Nigel Clerkin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

2.           (a) William F. Daniel, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director and Secretary, and (d) Ireland.

3.           (a) Mary Sheahan, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.